Filed
Date Filed : 03/29/2018 04:30:00 PM
Effective Date : 03/29/2018 04:30:00 PM
Filing # : 4089589 Pages : 2
Business ID : 793722
William M. Gardner
Secretary of State
State of New Hampshire

State of New Hampshire

Filing fee: $100.00
Use black print or type.

RSA 293-A:2.02
RSA 293-C:3

ARTICLES OF INCORPORATION

The undersigned, acting as incorporator(s) of a corporation under the New Hampshire Business Corporation Act, adopt(s) the following articles of incorporation for such corporation:

FIRST: The name of the corporation is ecoText, Inc.

Principal Business Information:

Principal Office Address: 25 Morningside Dr, Dover, New Hampshire 03820
(no. & street) (city/town) (state) (zip code)

Principal Mailing Address (if different): ____________
(no. & street) (city/town) (state) (zip code)

Business Phone: (603) 969-1926

Business Email: nkounkou.joel@yahoo.com

____ Please check if you would prefer to receive the Annual Report Reminder Notice by email.

SECOND: The number of shares the corporation is authorized to issue:

Share Type (optional)	No. of Authorized Shares	Par Value (optional)	Comments (optional)
	10,000,000		

THIRD: The name of the corporation's initial registered agent is:
United States Corporation Agents, Inc.

The complete address of its initial registered office (agent's business address) is:
1 New Hampshire Avenue, Suite 125, Portsmouth, NH 03801
(no. & street) (city/town) (state) (zip code)

FOURTH: Describe the principal purpose or purposes for which the corporation is organized (and if known, list the NAICS Code and Sub Code) [if more space is needed, attach additional sheet(s)]:
Technology: Internet (eCommerce, website) - Licensing.

(A benefit corporation shall have a purpose of creating general public benefit per RSA 293-C:6)

FIFTH: The above named business is not (is/is not) electing, by at least the minimum status vote defined by RSA 293-C:2, VII, to become a benefit corporation pursuant to RSA 293-C.

Fiscal year end date of the benefit corporation: ____________.
month and day

SIXTH: List the name of each incorporator and their business address:

Name	Address
Joel Nkounkou	25 Morningside Dr
	Dover, New Hampshire 03820

Joel Nkounkou

Incorporator(s) Signatures

Date signed: 3/22/18

Note: The sale or offer for sale of capital stock of the corporation will comply with the requirements of the New Hampshire Uniform Securities Act (RSA 421-B). The capital stock of the corporation: 1) has been registered or when offered will be registered under RSA 421-B; 2) is exempted or when offered will be exempted under RSA 421-B; 3) is or will be offered in a transaction exempted from registration under RSA 421-B; 4) is not a security under RSA 421-B; OR 5) is a federal covered securities under RSA 421-B. The statement above shall not by itself constitute a registration or a notice of exemption from registration of securities within the meaning of sections 448 and 461(i)(3) of the United States Internal Revenue Code and the regulation promulgated thereunder.

State of New Hampshire
Department of State

CERTIFICATE OF EXISTENCE

OF

ECOTEXT, INC.

This is to certify that **ECOTEXT, INC.** is registered in this office as a **New Hampshire Profit Corporation** to transact business in New Hampshire on 3/29/2018 4:30:00 PM.

Business ID: **793722**

IN TESTIMONY WHEREOF,
I hereto set my hand and cause to be affixed
the Seal of the State of New Hampshire,
this 29th day of March A.D. 2018.

William M. Gardner
Secretary of State

State of New Hampshire
Department of State

4/27/2018 2:57:50 PM

Legalzoom.com, Inc.
101 North Brand Boulvard, 11th Floor
Glendale, CA, 91203, USA

Enclosed is the acknowledgment copy of your creation filing. It acknowledges this office's receipt and filing of your documents.

This business is required to file an annual report and pay a $100.00 filing fee annually due by April 1st of each year. Reports filed after the due date will be assessed a late fee of $50.00. As a courtesy our office will send a reminder notice in January of each year by mail or email. Annual reports may be filed on-line or downloaded from our website at https://quickstart.sos.nh.gov/online.

If you are unable to obtain a report through our website, you should contact this office to request one. Please Note: It is the responsibility of this business to obtain a report and submit for filing prior to April 1st of each year.

Businesses that do not file their annual reports and/or fees will be administratively dissolved or suspended.

Please Note: A benefit corporation must also prepare an annual benefit report 120 days following the end of the fiscal year, please refer to RSA 293-C:12 & RSA 293-C:13.

Should you have any questions, you may contact this office at the phone number or email address below. Please reference your Business ID Number when contacting our office.

Please visit our website for helpful information regarding all your business needs.

Sincerely,
Corporation Division

Business ID: **793722**
Filing No: **4089589**

State of New Hampshire
Department of State

4/27/2018 3:03:00 PM

Legalzoom.com, Inc.
101 North Brand Boulvard, 11th Floor
Glendale, CA, 91203, USA

Enclosed is the acknowledgment copy of your filing. It acknowledges this office's receipt and successful filing of your documents.

Should you have any questions, you may contact the Corporation Division at the phone number or email address below. Please reference your Business ID Number when contacting our office.

Please visit our website for helpful information regarding all your business needs.

Sincerely,
Corporation Division

Business ID: **793722**
Filing No: **4089596**

State of New Hampshire
Department of State

CERTIFICATE

I, William M. Gardner, Secretary of State of the State of New Hampshire, do hereby certify that ECOTEXT, INC. is a New Hampshire Profit Corporation registered to transact business in New Hampshire on March 29, 2018. I further certify that all fees and documents required by the Secretary of State's office have been received and is in good standing as far as this office is concerned.

Business ID: **793722**
Certificate Number : **0004089596**

IN TESTIMONY WHEREOF,
I hereto set my hand and cause to be affixed the Seal of the State of New Hampshire, this 29th day of March A.D. 2018.

William M. Gardner
Secretary of State